Exhibit 99.121

NR: 21-03 | January 26, 2021

Skeena Completes Positive Metallurgical Testwork Program

in Support of Upcoming PFS for Eskay Creek

Vancouver, BC (January 26, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to present key findings from recently completed metallurgical testwork in support of the upcoming Pre-Feasibility Study (“PFS”) for the Company’s Eskay Creek Project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia. This latest campaign of testwork produced a modified plant flowsheet which resulted in improved results over the flowsheet included in the Eskay Creek Preliminary Economic Assessment (“PEA”). The PEA study report entitled “NI 43-101 Technical Report on Preliminary Economic Assessment” was filed on SEDAR by Skeena on December 20, 2019 and can be found on the Company’s website.

Highlights

•	An extensive metallurgical testing program was conducted on fresh core samples from the 21A, 21B, 21C, 21E and HW Zones as well as samples included in the previous PEA testwork
•	The process flowsheet now includes a desliming stage to improve flotation response for coarser material, resulting in the option of producing a higher gold concentrate grade and opportunities to reduce capital costs
•	The testwork results further de-risks the Eskay Creek metallurgy and improves confidence in the process plant design for the upcoming PFS

2019 PEA Testwork

As part of the 2019 PEA study, a metallurgical testwork program was conducted on samples from the 21A, 21C and 22 Zones. Flotation testwork demonstrated the ability to generate a saleable 25 g/t gold concentrate at a grind size of 60 µm with regrinding of the rougher concentrate. For the expected range of mill feed grades over the mine life, plant recovery of gold was between 80% to 90%. Leach tests (including flotation concentrate leaching) showed lower overall gold recovery due to its fine-grained nature, as well as a portion of the gold being encapsulated in sulphide minerals.

PEA testwork showed some issues with high mass pull (% of feed to concentrate), slow flotation kinetics and poor settling characteristics due to the presence of muscovite and other soft minerals. This was noted in the technical report as needing further investigation.

2020 PFS Testwork

To improve upon the PEA testwork, Skeena completed additional PFS testwork in 2020. The samples used in the PEA test program as well as fresh core intervals from the 21A, 21B, 21C, 21E and HW Zones were evaluated by Base Metallurgical Laboratories Ltd. in Kamloops BC. Composite samples representing the first three years of plant feed were also prepared. An extensive flotation testing program was completed, resulting in a modified process flowsheet.

Mineralogical studies indicated a portion of the gold was associated with non-sulphide gangue and flotation performance was negatively influenced by the presence of soft minerals. The solution was to include a desliming stage where these soft minerals were isolated and floated separately. The result was improved flotation response for the coarse material. This mill-float-mill-float circuit (“MF2”) is used in platinum processing for fine-grained precious metal recovery.

The modified flowsheet allows for separate flotation of the coarse and fine fractions, resulting in savings in regrind power requirements. A smaller flotation circuit is required due to the lower mass of material needing regrinding before cleaning to a final concentrate.

Improved Metallurgy

The MF2 flowsheet was tested on both the annual composites and variability samples to evaluate its suitability to process a range of Eskay Creek material. The result was the ability to generate a higher concentrate grade without significant loss in gold recovery – this is an improvement over the PEA flowsheet.

A 25 g/t gold concentrate is being targeted to maximise gold recovery although samples generated final concentrate grades in excess of 60 g/t Au. Concentrate silver grades are expected to be between 500 g/t and 900 g/t with arsenic and mercury penalties being incurred in the first three years of operation (when the higher gold grade feed is processed). From Year 4 onwards, arsenic in concentrate is expected to be below 0.5% and mercury below 300 ppm.

Skeena will release an updated Resource Estimate for Eskay Creek in the spring with the PFS study to follow later in 2021.

Shane Williams, Chief Operating Officer commented, “The results of the metallurgical test work to support the upcoming PFS study are very positive. We were particularly pleased that the results further optimize and enhance the flowsheet for Eskay Creek, allowing flexibility on concentrate grade as well as opportunities to reduce capital costs. We now have greater confidence in the process plant design as we progress with the PFS, which remains on track to be completed in mid-2021.”

Technical Disclosure

All metallurgical testwork referenced in this press release has been completed by Base Metallurgical Laboratories Ltd., based in Kamloops BC, Canada. Data verification consisted of ensuring that the samples selected came from within the area where Mineral Reserves were estimated, and that the selected samples were representative of the ore to be mined. The Qualified Person (“QP”) checked that the sampling protocol used was applicable for the planned testwork. In the QP's opinion, the testwork conducted was completed by a reputable metallurgical testing facility and used industry-standard methods. The QP has visited the testwork facility.

Qualified Persons

Adrian Dance, P.Eng of SRK Consulting, independent of the Company and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the scientific and technical information in this news release.

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on developing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Prefeasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.